UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 2, 2015



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On September 2, 2015, Dollar Tree, Inc. issued a press release regarding the Company's participation in the Goldman Sachs 22nd Annual Global Retailing Conference on September 9, 2015. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated September 2, 2015 issued by Dollar Tree, Inc.

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

<center>**DOLLAR TREE, INC.**</center>

Date: September 2, 2015   By: /s/ Kevin S. Wampler

                                       Kevin S. Wampler
                                       Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated September 2, 2015 issued by Dollar Tree, Inc.



DOLLAR TREE, INC. TO PRESENT AT GOLDMAN SACHS
22nd ANNUAL GLOBAL RETAILING CONFERENCE

CHESAPEAKE, Va. - September 2, 2015 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today announced its participation in the Goldman Sachs 22nd Annual Global Retailing Conference on September 9, 2015. Bob Sasser, Chief Executive Officer, Kevin Wampler, Chief Financial Officer, and Randy Guiler, Vice President - Investor Relations, will attend this conference.

The Company's presentation will begin at 11:20 a.m. ET on September 9, 2015. A webcast of the presentation will be available on the Company's website at http://www.dollartreeinfo.com/investors/news/events/, and an archive of the webcast will be accessible for seven days.

Dollar Tree, a Fortune 500 Company, now operates more than 13,800 stores across 48 states and five Canadian provinces. Stores operate under the brands of Dollar Tree, Family Dollar, Dollar Tree Canada, and Deals. To learn more about the Company, visit www.DollarTree.com.

CONTACT:
Dollar Tree, Inc.
Randy Guiler, 757-321-5284
Vice President, Investor Relations
www.DollarTree.com